Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of December 31, 2008

The following interim financial information of CorpBanca as of December 31, 2008 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4,909,546
Total assets	6,191,729

Current accounts and demand deposits	357,902
Time deposits and savings accounts	3,350,742
Borrowings from financial institutions	492,606
Debt issued	765,172

Equity	483,307

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	274,980
Provisions for loan losses	(54,561)
Operating expenses	(120,006)

Operating income	100,413
Income attributable to investments in other companies	418
Net loss from price-level restatement	(33,654)

Income before taxes	67,177
Income taxes	(10,867)
Net income for the period	56,310

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Raúl Recabarren Valderas	Mario Chamorro Carrizo
Accounting Assistant Manager	Chief Executive Officer